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                            June 28, 2024

       Frank Wheatley
       Chief Executive Officer
       Snow Lake Resources Ltd.
       360 Main St 30th Floor
       Winnipeg, MB R3C 0V1
       Canada

                                                        Re: Snow Lake Resources
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 31,
2023
                                                            File No. 001-41085

       Dear Frank Wheatley:

              We have reviewed your May 30, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 19,
       2024 letter.

       Form 20-F/A for the Fiscal Year Ended June 30, 2023

       General

   1. We note your response to comment 4. Among other items in your response, you state that you no longer consider
the Snow Lake Lithium project to be material, and that the project does not have the
scale, size, grade or project economics to make it an attractive development project. We
further note that you significantly reduced spending on the
                                                        project based on your
belief that expending any additional funds on continued exploration on the project would
not create any shareholder value. We understand that you will assess the property for
impairments in Q4 with the potential for a significant write-down of the asset and are focused
on pursuing other projects.
 Frank Wheatley
Snow Lake Resources Ltd.
June 28, 2024
Page 2
      Considering the foregoing, please reconcile your response with certain language contained
      in your press releases. For example, under the    About Snow Lake
Resources Ltd    caption
      in Exhibit 99.1 of your Form 6-K filed June 21, 2024, you include language regarding the
      Snow Lake Property that appears to be contrary to your response, such as
the    Snow Lake
      Lithium Project being an advanced stage exploration project       and
that you    are focused
      on advancing all projects.    In light of your response to comment 4,
please tell us if this
      language will be revised.

      Additionally, considering the previous significant expenditures on the Snow Lake Lithium
      Project, please tell us your plans, if any, for communicating with shareholders regarding your assessment of materiality of the project. For example, tell us if you anticipate filing a
      6-K with respect to the status of the project.
       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments



                                                             Sincerely,
FirstName LastNameFrank Wheatley
                                                             Division of
Corporation Finance
Comapany NameSnow Lake Resources Ltd.
                                                             Office of Energy &
Transportation
June 28, 2024 Page 2
cc:       Daniel Nauth
FirstName LastName